1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 22, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Press release on 2025/01/22:	Chunghwa Telecom Reports 2025 Guidance
99.2	Announcement on 2025/01/22:	Board of Directors approved donation to related parties
99.3	Announcement on 2025/01/22:	Board of Directors resolved to invest in TRF 1 L.P. Fund
99.4	Announcement on 2025/01/22:	Board of Directors resolved to convene the Company's annual general meeting on May 29, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2025
Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports 2025 Guidance

TAIPEI, Taiwan, R.O.C. January 22, 2025 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2025 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Looking ahead to 2025, Chunghwa Telecom remains to focus on providing the industry-leading safe, reliable, and trustworthy ICT services. In addition, to response to the global trends of ESG sustainability, AI boom, industrial transformation, growing demands for security and resilience, and alignment with national policies, Chunghwa Telecom will center its effort on three strategic pillars: “Sustainable Future,” “Smart Empowerment,” and “Digital Resilience.” Building on these pillars, Chunghwa Telecom will concentrate on six key themes to drive its growth: “Sustainability Opportunities,” “AI Applications,” “Resilience Enhancement,” “Next-Generation Networks,” “Reinvestments,” and “Asset Revitalization.” By leveraging its advantage of cross-sector collaboration, Chunghwa Telecom aims to accurately identify and address customer needs and business opportunities, enhance user value, consistently increase ARPU, and achieve steady growth in revenue and profitability across the Group.

In terms of market strategies, the three business groups—Consumer, Enterprise, and International—will capitalize on their momentum, accelerate expansion, and collaborate to explore new markets. The three technical divisions—Networks, Information, and Telecommunication Laboratories—will center on developing open, energy-efficient, all-photonic and converged networks, while strengthening data governance and deploying cutting-edge technologies. The Chunghwa team will embrace the new vision of “Chunghwa AI Ignites the Future,” by adopting two pivotal roles: an “Enabler” (delivering computing power services) and a “Co-creator” (driving AI applications across industries). These initiatives aim to accelerate dual transformations across different industries—digital transformation and net-zero transformation—boosting operational efficiency and enhancing industry competitiveness.

For 2025, the Company expects its total revenue to increase by NT$ 2.71~NT$3.71 billion, or 1.2%~1.6%, to NT$232.74~NT$233.74 billion as compared to the un-audited consolidated total revenue of 2024. The increase in revenue is expected to be propelled by the growth in mobile communications revenue, broadband access revenue, and data communications revenue, as well as revenue coming from the expansion of emerging businesses driven by the sustainable transformation opportunities, network resilience and security opportunities, and digital economy opportunities empowered by AI.

Operating costs and expenses for 2025 are expected to increase by NT$4.31~NT$4.38 billion, or 2.4%, to NT$187.58~NT$187.65 billion as compared to the prior year. The increase is mainly from the increasing cost of infrastructure that supports future business development, investment in talents, as well as the increasing operational cost due to the enhancement of network resilience and security driven by the evolving technologies, and higher electricity expense.

Income from operations is expected to decrease by NT$0.16~NT$1.58 billion, or -0.3%~3.4% to

NT$45.30~NT$46.72 billion as compared to the prior year. Income before income tax, net income attributable to stockholders of the parent and net earnings per share are expected to be NT$46.11~NT$47.88 billion, NT$35.84~NT$37.39 billion and NT$4.62~NT$4.82, respectively, representing a decrease of NT$1.65 to an increase of NT$0.12 billion, a decrease of NT$1.37 to an increase of NT$ 0.18 billion and a decrease of NT$0.18 to an increase NT$0.02 respectively, year over year.

Acquisition of Property, Plant and Equipment in 2025 is expected to increase by NT$3.37 billion to NT$32.36 billion as compared to the prior year, owing to the expansion of AI internet data center, new construction of submarine cable, the investments in 5G deployment to maintain a competitive edge, enhance the network resilience and security, and the elimination of energy-intensive equipment to realize ESG practices.

Chunghwa Telecom Chairman Chien emphasized that the Company will follow a management philosophy focused on simplification (refining product value and simplify the process), pragmatism (optimizing resource allocation and boosting efficiency), and intelligence (advancing AI applications and enhancing overall synergy). This approach will lead the entire team in moving forward with “steadiness”. The first “steadiness” refers to ensuring stable growth in revenue and profits. The second aspect involves establishing a strong foothold in emerging markets and new technologies. Together, these efforts will drive the company towards its vision, achieving better business results, and leading the company to not only be “Always Ahead” but also “Always Amazingly Ahead”! Chunghwa Telecom will continuously create greater value for customers, strategic partners, shareholders, and its employees!

(NT$ billion except EPS)	2025(F)	2024 (un-audited)	change	YoY(%)
Revenue	232.74~233.74	230.03	2.71~3.71	1.2%~1.6%
Operating Costs and Expenses	187.58~187.65	183.27	4.31~4.38	2.4%
Other Income and Expense	0.13~0.63	0.12	0.01~0.51	8.6%~419.0%
Income from Operations	45.30~46.72	46.88	(1.58)~(0.16)	(3.4%)~(0.3%)
Non-operating Income	0.81~1.16	0.88	(0.07)~0.28	(8.0%)~31.8%
Income before Income Tax	46.11~47.88	47.76	(1.65)~0.12	(3.5%)~0.3%
Net Income Attributable to Stockholders of The Parent	35.84~37.39	37.21	(1.37)~0.18	(3.7%)~0.5%
EPS(NT$)	4.62~4.82	4.80	(0.18)~0.02	(3.8%)~0.4%
EBITDA	86.04~87.46	86.50	(0.46)~0.96	(0.5%)~1.1%
EBITDA Margin	37.0%~37.4%	37.6%	(0.6%)~(0.2%)
Acquisition of Material Assets	35.37	30.24	5.13	17.0%

Acquisition of Property, Plant and Equipment and Intangible Assets	32.36	28.99	3.37	11.6%
Others	3.01	1.25	1.76	140.8%
Disposal of Material Assets	-	0.02	(0.02)	(100%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw

EXHIBIT 99.2

Board of Directors approved donation to related parties

Date of events: 2025/01/22

Content:

1.
Date of occurrence of the event: 2025/01/22
2.
Reason for the donation: promotion of philanthropy events and industry-academy cooperation
3.
Total amount of the donation:

donating Chunghwa Telecom Foundation NT$58.7 million and Government Agencies NT$31.65 million, totally NT$90.35 million

4.
Counterparty to the donation:

Chunghwa Telecom Foundation, and Government Agencies (Tourism Administration of Ministry of Transportation and Communications (MoTC), Forestry and Nature Conservation Agency of Ministry of Agriculture (MOA), and National Taiwan University)

5.
Relationship with the Company:
(1)
Chunghwa Telecom Foundation: being established by the Company's endowment
(2)
Government Agencies: The Ministry of Transportation and Communications (MoTC) is the largest shareholder with 35.29% of the Company's shares.
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: None

EXHIBIT 99.3

Board of Directors resolved to invest in TRF 1 L.P. Fund

Date of events: 2025/01/22

Content:

1.
Name and nature of the underlying assets (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield, etc.): TRF 1 L.P. (Tentative)
2.
Date of occurrence of the event: 2025/01/22
3.
Amount, unit price, and total monetary amount of the transaction:

(1) Amount, Unit Price: N/A

(2) Total monetary amount: NT$ 300 Million

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):
(1)
Trading counterparty: TRF 1 L.P. (Tentative)
(2)
The counterparty is not a related party of Chunghwa Telecom.
5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A
6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A
7.
Matters related to the current disposal of creditors' rights (including types of collaterals of the disposed creditor’s rights; if creditor's rights over a related party, announcement shall be made of the name of the related party and the book amount of the creditor's rights, currently being disposed of, over such related party): N/A
8.
Profit or loss from the disposal (not applicable in cases of acquisition of securities) (those with deferral should provide a table explaining recognition): N/A
9.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:
(1)
Capital contributions according to the capital call notices
(2)
Other important stipulations: In accordance with the Limited Partnership Agreement

10.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:
(1)
The manner in which the current transaction was decided, the reference basis for the decision on price: In accordance with the Limited Partnership Agreement
(2)
The decision-making unit: Board of Directors
11.
Net worth per share of the Company's underlying securities acquired or disposed of: N/A
12.
Cumulative no. of shares held (including the current transaction), their monetary amount, shareholding percentage, and status of any restriction of rights (e.g., pledges), as of the present moment:

Total monetary amount NT$300 million; None

13.
Current ratio of securities investment (including the current trade, as listed in article 3 of Regulations Governing the Acquisition and Disposal of Assets by Public Companies) to the total assets and equity attributable to owners of the parent as shown in the most recent financial statement and working capital as shown in the most recent financial statement as of the present:
(1)
To the total assets:5.44%
(2)
To equity attributable to owners of the parent:7.27%
(3)
working capital: NT$18,313,884 thousand
14.
Broker and broker's fee: N/A
15.
Concrete purpose or use of the acquisition or disposal: Investing in the emerging business
16.
Any dissenting opinions of directors to the present transaction: None
17.
Whether the counterparty of the current transaction is a related party: No
18.
Date of the board of directors resolution: N/A
19.
Date of ratification by supervisors or approval by the Audit Committee: N/A
20.
Whether the CPA issued an unreasonable opinion regarding the current transaction: N/A
21.
Name of the CPA firm: N/A
22.
Name of the CPA: N/A
23.
Practice certificate number of the CPA: N/A
24.
Whether the transaction involved in change of business model: No
25.
Details on change of business model: N/A
26.
Details on transactions with the counterparty for the past year and the expected coming year: N/A
27.
Source of funds: Working capital
28.
Any other matters that need to be specified: None

EXHIBIT 99.4

Board of Directors resolved to convene the Company's annual general meeting on May 29, 2025

Date of events: 2025/01/22

Content:

1.
Date of the board of directors' resolution: 2025/01/22
2.
Shareholders meeting date: 2025/05/29
3.
Shareholders meeting location:

Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.
Shareholders' meeting will be held by means of (physical shareholders' meeting/ hybrid shareholders' meeting / virtual-only shareholders' meeting): physical shareholders' meeting
5.
Cause for convening the meeting (1) Reported matters:

a. 2024 business report

b. 2024 audit committee's review report

c. 2024 compensation distribution to directors and employees

d. 2024 compensation to directors

6.
Cause for convening the meeting (2) Acknowledged matters:

a. Ratification of 2024 business report and financial statements

b. Ratification of 2024 earnings distribution proposal

7.
Cause for convening the meeting (3) Matters for Discussion:

Amendments to the Articles of Incorporation

8.
Cause for convening the meeting (4) Election matters:

Election of the Company's 11th term directors

9.
Cause for convening the meeting (5) Other Proposals:

Release of non-competition restrictions on the Company's 11th term directors

10.
Cause for convening the meeting (6) Extemporary Motions: Extemporary Motions
11.
Book closure starting date: 2025/03/31
12.
Book closure ending date: 2025/05/29
13.
Any other matters that need to be specified: None